SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM	1 Translation of letter to the Argentine Securities Commission dated January 26, 2024.

Buenos Aires, January 26, 2024

Messrs.

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Ref.: Appointment of the CEO. Changes in the Board of Directors of YPF S.A. New Composition of the Supervisory Committee.

Dear Sirs,

The purpose of this letter is to comply with the requirements of the Rules of the Argentine Securities Commission and the corresponding ByMA and MAE Rules.

Following the information provided in the Relevant Fact dated December 14, 2023, we hereby inform that due to the approval of the amendment of the Company’s Bylaws adopted by the General Extraordinary Shareholders’ Meeting held on this date, the appointment of the President Mr. Horacio Daniel Marin as as Chief Executive Officer (CEO) of the Company was confirmed.

Additionally, the Board of Directors, at its meeting held today, decided to accept the resignations of Messrs. Emilio Javier Guiñazú Fader and Miguel Lisandro Nieri as Regular and Alternate Directors for Class D shares, respectively, in each case for strictly personal reasons.

Pursuant to Article 258 of the Argentine General Corporations Law 19,550 and Article 13 of the Bylaws -Vacancies-, the members of the Supervisory Committee for Class D shares appointed Ms. Jimena Hebe Latorre as Regular Director and Ms. Pamela Verasay as Alternate Director for Class D shares, with a term of office until the election of new directors by the Shareholders’ Meeting.

Lastly, the Board of Directors approved the new composition of the Supervisory Committee, which is composed as follows: Chairman and Financial Expert (Audit Committee Financial Expert): Mario Eduardo Vázquez, other regular members: Omar Gutiérrez and Jimena Hebe Latorre.

Sincerely yours,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 26, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer